06003320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BD 2/25

SEC FILE NUMBER
8- 47098

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAG Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square, 2005 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

401 Plymouth Road, Suite 200, Plymouth Meeting, PA 19462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2006
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAG Financial, Inc., as of February 21, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 21, 2008

Gary Block
Signature

President
Title

Patricia E Gulas
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAG FINANCIAL, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

MAG FINANCIAL, INC.

Years Ended December 31, 2005 and 2004

CONTENTS

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, PA 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MAG Financial, Inc.

We have audited the balance sheet of MAG Financial, Inc. as of December 31, 2005 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of MAG Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MAG Financial, Inc. as of December 31, 2004, were audited by other auditors whose report dated February 9, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly in all material respects, the financial position of MAG Financial, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 3, 2006

MAG FINANCIAL, INC.

BALANCE SHEETS

December 31, 2005 and 2004

		2005		2004
ASSETS				
CASH	$	86,098	$	132,870
COMMISSIONS RECEIVABLE		24,000		51,935
MARKETABLE SECURTIES, available-for-sale		3,300		3,300
TOTAL ASSETS	$	113,398	$	188,105
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Accounts payable and accrued expenses	$	50,462	$	34,648
STOCKHOLDER'S EQUITY				
Capital contributed				
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		7,000		7,000
Additional paid-in-capital		13,415		13,415
Total capital contributed		20,415		20,415
Retained earnings		42,521		133,042
TOTAL STOCKHOLDER'S EQUITY		62,936		153,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	113,398	$	188,105

See Notes to Financial Statements

MAG FINANCIAL, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Commissions earned	$ 926,623	$ 877,729
EXPENSES		
Compensation		
Officer/stockholder	615,000	492,000
Commissions - other	79,200	63,501
Bank fees	10	76
Consulting fees	6,231	8,002
Insurance	6,340	7,402
License fees	920	1,145
Reimbursed administrative expenses	150,000	150,000
Office supplies and printing	319	1,156
Payroll and other taxes	14,342	25,549
Professional fees	9,930	6,500
Registrations and assessments	11,259	11,482
SIPC expenses	150	150
TOTAL EXPENSES	893,701	766,963
INCOME FROM OPERATIONS	32,922	110,766
OTHER INCOME		
Interest and dividends	6,557	3,491
NET INCOME	39,479	114,257
RETAINED EARNINGS		
Balance, beginning of year	133,042	88,785
Distribution to stockholder	(130,000)	(70,000)
TOTAL RETAINED EARNINGS	$ 42,521	$ 133,042

See Notes to Financial Statements

MAG FINANCIAL, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 39,479	$ 114,257
Adjustments to reconcile net income to net cash flows from operating activities		
Decrease (increase) in operating assets		
Commissions receivable	27,935	(18,621)
Increase in operating liabilities		
Increase in accounts payable and accrued expenses	15,814	17,452
NET CASH FLOWS FROM OPERATING ACTIVITIES	83,228	113,088
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to stockholder	(130,000)	(70,000)
NET INCREASE (DECREASE) IN CASH	(46,772)	43,088
CASH, BEGINNING OF YEAR	132,870	89,782
CASH, END OF YEAR	$ 86,098	$ 132,870

See Notes to Financial Statements

(1) **Summary of significant accounting policies**

Nature of business - MAG Financial, Inc. (the "Company") was incorporated in January, 1994 and commenced operations in 1995 upon receiving its broker/dealer approval from the National Association of Securities Dealers. The Company's principal business activity is selling insurance products with an investment aspect. The sole stockholder of this Company is also a stockholder in other insurance agencies which sell life insurance policies, but not investment products.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes - The Company is an "S" corporation for Federal and state reporting purposes. Accordingly, all income or losses subject to income taxes is allocated to the individual stockholder for inclusion in his personal income tax returns.

Available-for-sale securities - The Company has classified its marketable equity securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in investment income.

Concentration of credit risk - The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of the insured limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Bad debts are provided for on an allowance method based upon management's evaluation of uncollectible commissions receivable at the end of the year. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for losses is required.

(2) **Related party transactions**

The Company pays for administrative services rendered by a related entity with common ownership. In both 2005 and 2004, the total reimbursement paid to the related entity for administrative services was $150,000.

(3) **Marketable securities**

Marketable securities consist of 300 stock warrants entitling the bearer to purchase 1,200 shares of common stock of the National Association of Securities Dealers. The warrants will be exercisable over four years which commenced in 2004. No warrants were exercised during 2005 and 2004. The exercise price is initially $13, increasing $1 each subsequent year. The fair value of the warrants is not readily determinable and, therefore, they are reported at cost. The warrants expire in April 2006, but are expected to be exercised.

(4) **Major customers**

During 2005, commissions from four insurance companies approximated 61% of commissions earned. During 2004, commissions from four insurance companies accounted for approximately 79% of commissions earned.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004, the Company had net capital of $35,636 and $98,222, which was $30,636 and $93,222, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 1.416 and .353 to 1 as of December 31, 2005 and 2004, respectively.

(6) **Reserve requirements**

The Company is exempt from the reserve requirements under rule 15c3 of the Securities and Exchange Commission. As a result of Section (k)(1), due to its limited business (mutual funds and/or variable annuities only), the Company is exempt since it sells only variable annuities and does not hold customer funds or securities.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, PA 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MAG Financial, Inc.

Our report on the audit of the financial statements of MAG Financial, Inc. for the year ended December 31, 2005, appears on page one. Our audit was made for the purpose of forming an opinion on the financial statements of MAG Financial, Inc. for the year ended December 31, 2005, taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the financial statements taken as a whole.

The 2004 additional information had been subjected to the auditing procedures applied in the audit of MAG Financial, Inc.'s 2004 financial statements by other auditors, whose report dated February 9, 2005, stated that based on their audit, the additional information was fairly stated in all material respects in relation to the financial statements taken as a whole.

Mayer Hoffman McCann P. C.

Plymouth Meeting, Pennsylvania
February 3, 2006

MAG FINANCIAL, INC.

ADDITIONAL INFORMATION - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2005	December 31, 2004
NET CAPITAL		
Total stockholder's equity	$ 62,936	$ 153,457
Total stockholder's equity qualified for net capital	62,936	153,457
Deductions and/or charges		
Nonallowable assets		
Commissions receivable	24,000	51,935
Marketable securities	3,300	3,300
	27,300	55,235
Net capital	$ 35,636	$ 98,222
AGGREGATE INDEBTDNESS		
Accounts payable and accrued expenses	$ 50,462	$ 34,648
Total aggregate indebtdness	$ 50,462	$ 34,648
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 30,636	$ 93,222
Excess net capital at 1000%	$ 30,590	$ 97,746
Ratio: Aggregate indebtedness to net capital	1.416	0.353

See Independent Auditors' Report on Additional Information

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, PA 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors

MAG Financial, Inc.

In planning and performing our audit of the financial statements of MAG Financial, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P. C.

Plymouth Meeting, Pennsylvania
February 3, 2006